UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOUNDRY NETWORKS, INC.
(Name of Subject Company (Issuer) and Filing Person (Issuer and Offeror))

Options to Purchase Shares of Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
35063R100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Bobby R. Johnson
President and Chief Executive Officer
Foundry Networks, Inc.
4980 Great America Parkway
Santa Clara, CA 95054
(408) 207-1700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Horace L. Nash, Esq.
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, California 94041
(650) 988-8500

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$34,489,872*	$1,058.84*
*	Calculated solely for purposes of determining the filing fee. This amount is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 3,637,070 shares of the common stock of Foundry Networks, Inc. will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,058.84
Form or Registration No.:	005-58133
Filing party:	Foundry Networks, Inc.
Date filed:	July 2, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

Introductory Statement
ITEM 4. TERMS OF THE TRANSACTION
SIGNATURE
EXHIBIT INDEX

Introductory Statement
     This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed by Foundry Networks, Inc. (“Foundry”) with the Securities and Exchange Commission (the “SEC”) on July 2, 2007, is the final amendment relating to the offer by Foundry to amend or replace certain outstanding options. This Amendment is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended, for the purpose of reporting the results of the Offer to Amend or Replace Eligible Options (the “Offer”). Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO and the exhibits thereto remain unchanged.
ITEM 4. TERMS OF THE TRANSACTION.
     (a) Material Terms. Item 4 of the Schedule TO is hereby amended by adding the following sentences:
The Offer expired at 11:59 p.m., Eastern Time, on August 2, 2007. Pursuant to the Offer, Foundry has amended outstanding Eligible Options covering approximately 3,390,481 shares of Foundry common stock to increase the exercise price of each such option to the lower of (i) the fair market value per share of Foundry common stock on the measurement date of that option or (ii) $18.23, the closing selling price of Foundry common stock on the August 3, 2007 amendment date. In addition, the participants whose Eligible Options have been so amended are now eligible to receive cash bonuses in January 2008 in the aggregate amount of $5,979,045 to compensate them for the higher exercise prices per share in effect for their amended options.
In addition, Foundry canceled tendered Eligible Options covering approximately 214,534 shares of Foundry common stock because the adjusted exercise price would have been the same or lower than the exercise price in effect for those options prior to the amendment. In replacement of each such canceled option, Foundry granted a New Option that is exactly the same as the canceled option, including the same exercise price per share, vesting schedule and expiration date, but with a new grant date of August 3, 2007.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.
Dated: August 6, 2007

FOUNDRY NETWORKS, INC.
By:	/s/ Cliff G. Moore
Cliff G. Moore
Vice President, General Counsel

EXHIBIT INDEX

Exhibit
Number	Description
99.(a)(1)(A)	Offer to Amend or Replace Eligible Options dated July 2, 2007.*

99.(a)(1)(B)	Email Announcement of Offer to Amend or Replace Eligible Options dated July 2, 2007.*

99.(a)(1)(C)	PowerPoint Employee Presentation Materials.*

99.(a)(1)(D)	Screenshot of Login Page to Offer website at https://fdry.equitybenefits.com/SignOn.aspx. *

99.(a)(1)(E)	Screenshot of Welcome Page to Offer website at https://fdry.equitybenefits.com/SignOn.aspx.*

99.(a)(1)(F)	Screenshots of Election Form.*

99.(a)(1)(G)	Instructions to Election Form.*

99.(a)(1)(H)	Screenshot of Election Amendment Review.*

99.(a)(1)(I)	Screenshots of Agreement to Terms of Election.*

99.(a)(1)(J)	Screenshots of Print Confirmation.*

99.(a)(1)(K)	Screenshot of Election Confirmation Statement.*

99.(a)(1)(L)	Form of Email Confirmation of Election for Eligible Optionees that have elected to amend or replace all Eligible Options.*

99.(a)(1)(M)	Form of Form of Email Confirmation of Election for Eligible Optionees that have elected not to amend or replace one or more Eligible Options.*

99.(a)(1)(N)	Form of Email Reminder of Expiration Date.*

99.(a)(1)(O)	Form of Stock Option Amendment and Cash Bonus Agreement.*

99.(a)(1)(P)	Form of Option Cancellation and Regrant Agreement.*

99.(b)	Not applicable.

99.(d)(1)(A)	Foundry Networks, Inc. 1996 Stock Plan (1).

99.(d)(1)(B)	Foundry Networks, Inc. 2000 Non-Executive Stock Option Plan (2).

99.(d)(1)(C)	Foundry Networks, Inc. 2006 Stock Incentive Plan (3).

99.(g)	Not applicable.

99.(h)	Not applicable.

*	Previously filed.

(1)	Copy of original 1996 Stock Plan and related agreements incorporated herein by reference to the exhibit filed with Foundry’s Registration Statement on Form S-1 (Commission File No. 333-82577). Copy of 1996 Stock Plan reflecting the amendments approved at the 2000 Annual Meeting of Stockholders incorporated by reference to Foundry’s Definitive Proxy Statement for such meeting (Commission File No. 000-26689). Copy of 1996 Stock Plan reflecting the amendments for approval at the 2002 Annual Meeting of Stockholders incorporated by reference to Foundry’s Definitive Proxy Statement for such meeting (Commission File No. 000-26689). Copy of Form of Restricted Stock Purchase Agreement under the 1996 Stock Plan is incorporated herein by reference to the exhibit filed with Foundry’s Annual Report on Form 10-K for the year ended December 31, 2005 (Commission File No. 000-26689).

(2)	Copy of 2000 Non-Executive Stock Option Plan incorporated herein by reference to the exhibit filed with Foundry’s Registration Statement on Form S-8 filed on October 25, 2000 (Commission File No. 333-48560).

(3)	Copy of 2006 Stock Incentive Plan and related agreements incorporated by reference to the exhibits filed with Foundry’s Form 8-K on June 22, 2006 (Commission File No. 000-26689).